UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto

Filed Pursuant to Rule 13d-2

OPNEXT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68375V 10 5

(CUSIP Number)

December 31st, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Marubeni Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,350,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,350,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,350,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Opnext, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 46429 Landing Parkway Fremont, California 94538

Item 2.
	(a)	Name of Person Filing: Marubeni Corporation
	(b)	Address of Principal Business Office or, if none, Residence: 4-2 Ohtemachi 1-Chome Chiyoda-Ku, Tokyo, 100-8088 Japan
	(c)	Citizenship: Marubeni Corporation is a Japan Corporation.
	(d)	Title of Class of Securities (of Issuer): Common Stock, par value $0.01 per share.
	(e)	CUSIP Number: 68375V 10 5

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a)

Amount beneficially owned:

Of the 2,350,000 shares reported as beneficially owned by Marubeni Corporation, 2,000,000 shares are owned directly by Marubeni Corporation and 350,000 shares are owned directly by Marubeni America Corporation, a wholly-owned subsidiary of Marubeni Corporation.  As the parent company, Marubeni Corporation controls Marubeni America Corporation and possesses voting and dispositive power over the shares held by Marubeni America Corporation.

(b)

Percent of class:

2.6%

Percentage ownership of the Common Stock is based on 90,304,067 shares of Common Stock, which represents the number of outstanding shares of Common Stock of Opnext, Inc. as of October 27, 2011, as stated on the Form 10-Q of Opnext, Inc. for the quarter ended September 30, 2011.  The percentage ownership of the 350,000 shares held by Marubeni America Corporation is 0.39%.

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 2,350,000
(ii) Shared power to vote or direct the vote: Not applicable.
(iii) Sole power to dispose or to direct the disposition of: 2,350,000
(iv) Shared power to dispose or direct the disposition of: Not applicable.

5.	Ownership of Five Percent or Less of a Class:
Not applicable.

6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

8.	Identification and Classification of Members of the Group:
Not applicable.

9.	Notice of Dissolution of Group:
Not applicable.

10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2012

MARUBENI CORPORATION

By:
		Name:	Hikaru Minami
		Title:	Executive Officer
Chief Operating Officer
Finance, Logistics & IT Business Division